SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.)[1]

LivePerson, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

538146101
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

---

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS STARBOARD VALUE LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,365,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,716,612	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 3,716,612	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,612		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 542,277
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 542,277
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY C LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐	
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 330,980
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 330,980
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,980	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSONS STARBOARD VALUE R LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐	
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 330,980
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 330,980
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,980	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐	
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,140
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,140
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,140	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSONS STARBOARD VALUE L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 230,140
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 230,140
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,140		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSONS STARBOARD VALUE R GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐	
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 561,120
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 561,120
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,120	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSONS STARBOARD X MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,289	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 858,289	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,289		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSONS STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,365,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐	
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,365,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,365,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,365,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSONS JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,365,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,365,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSONS PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,365,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,365,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,365,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS JOHN R. MCCORMACK		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSONS VANESSA PEGUEROS		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSONS YAEL ZHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of LivePerson, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 530 7th Ave, Floor M1, New York, New York 10018.

Item 2.   Identity and Background.

(a)   This statement is filed by:

(i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(ix)   Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(x)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xi)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xii)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xiii)   Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiv)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xv)   John R. McCormack, as a nominee for the Board;

(xvi)   Vanessa Pegueros, as a nominee for the Board; and

(xvii)   Yael Zheng, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The principal business address of Mr. McCormack is 1510 Rainbow Bend, Austin, Texas 78703. The principal business address of Ms. Pegueros is 14813 273rd Place NE, Duvall, Washington 98019. The principal business address of Ms. Zheng is 260 Mimosa Way, Portola Valley, California 94028.

(c)   The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. McCormack is serving as an Operating Partner of Siris Capital Group LLC. The principal occupation of Ms. Pegueros is serving as a director of various private companies identified in her biography set forth in Item 4 below and as a Venture Partner at Flying Fish Partners. The principal occupation of Ms. Zheng is serving as a professional director who is currently serving on the boards of directors of various public and private companies identified in her biography set forth in Item 4 below.

(d) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Smith, Feld and McCormack and Mses. Pegueros and Zheng are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3. 		Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,716,612 Shares beneficially owned by Starboard V&O Fund is approximately $91,749,759, excluding brokerage commissions. The aggregate purchase price of the 542,277 Shares beneficially owned by Starboard S LLC is approximately $13,410,408, excluding brokerage commissions. The aggregate purchase price of the 330,980 Shares beneficially owned by Starboard C LP is approximately $8,180,224, excluding brokerage commissions. The aggregate purchase price of the 230,140 Shares beneficially owned by Starboard L Master is approximately $5,692,748, excluding brokerage commissions. The aggregate purchase price of the 858,289 Shares beneficially owned by Starboard X Master is approximately $21,241,469, excluding brokerage commissions. The aggregate purchase price of the 686,702 Shares held in the Starboard Value LP Account is approximately $16,928,248, excluding brokerage commissions.

The Shares beneficially owned by Ms. Zheng are held by the Winthrop Alan White and Yael Zheng Revocable Trust, of which she is a co-trustee with her spouse, and were purchased in the open market with personal funds. The aggregate purchase price of the 3,000 shares beneficially owned by Ms. Zheng is approximately $53,759, excluding brokerage commissions.

Item 4. 		Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 25, 2022, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng (collectively, the "Nominees"), for election to the Board at the Issuer's 2022 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning information technology, marketing, operations, finance, private equity, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the technology sector, including decades of experience as senior executives and directors of well-performing cloud-based software and information security companies.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of Magellan Health, Inc. (formerly NASDAQ: MGLN), a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022, AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink's Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (formerly NASDAQ: IDTI), a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

John R. McCormack is an Operating Partner at Siris Capital Group LLC, a private equity firm that invests in mission-critical, mature tech & telecom businesses at strategic crossroads, since October 2021. Prior to that, Mr. McCormack was an Operating Partner with TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, from February 2020 to October 2021. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners ("Marlin"), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm's investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by Zix Corporation (formerly NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018, at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by Symantec Corporation in 2005. Mr. McCormack currently serves on the Board of Directors and the Audit Committee of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves as an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

Vanessa Pegueros most recently served as the Chief Trust & Security Officer of Onelogin, Inc., the identity platform for secure, scalable and smart experiences that connect people to technology, from October 2019 to January 2022. Prior to that, Ms. Pegueros served as Vice President and Chief Information Security Officer of DocuSign, Inc. (NASDAQ: DOCU), the world's leading way to electronically sign and manage contracts, from August 2013 to April 2019. Ms. Pegueros also previously served as Senior Vice President of Information Security at U.S. Bancorp (NYSE: USB), a financial services firm, from 2010 to 2013; Chief Information Security Officer at Expedia Group, Inc. (NASDAQ: EXPE), an online travel company, from 2009 to 2010; and First Vice President, Security Assessment Services at Washington Mutual, Inc., a savings and loan association acquired by JP Morgan Chase & Co. (NYSE: JPM), a financial services firm, from 2008 to 2009. Earlier in her career, Ms. Pegueros served in various management level roles at AT&T Inc. (NYSE: T), a telecommunications, media and technology services company, from 1998 to 2008, including as General Manager of Mobility Information Security from 2007 to 2008. Ms. Pegueros currently serves on the Board of Directors of Prisidio Inc., a technology security firm, since February 2021, and as a member of the Audit Committee of Boeing Employee Credit Union, a credit union, since April 2019. Ms. Pegueros has also served as a Board Observer at Woolly Labs, Inc. (d/b/a Vouched), a startup identity verification company, since July 2020 and is currently a Venture Partner at Flying Fish Partners, a venture capital firm, since November 2018. Previously, Ms. Pegueros served on the Boards of Directors of Carbon Black, Inc. (formerly NASDAQ: CBLK), an endpoint security company, from February 2019 until it was acquired by Vmware, Inc. (NYSE: VMW) in October 2019, and Washington Trails Association from 1997 to 2000. She received her MBA and Public Management Certificate from Stanford Graduate School of Business, a M.S. in Telecommunications from the University of Colorado at Boulder, and a B.S. in Mechanical Engineering from the University of California at Berkeley. She holds GSEC, CRISC, CISM, and CISSP security certifications as well as the Certified Information Privacy Professional Europe (CIPP/E) privacy certification.

Yael Zheng is a professional director and most recently served as Chief Marketing Officer of Bill.com Holdings, Inc. (NYSE: BILL), a provider of cloud-based software that automates back-office financial operations for small and midsize businesses, from March 2018 to January 2021. Ms. Zheng previously served as Chief Marketing Officer at Tintri, Inc., a virtualization focused storage company, from 2014 to August 2017. Ms. Zheng also previously served, on a consulting basis, as Head of Marketing of Medallia, Inc. (formerly NYSE: MDLA) ("Medallia"), a company offering SaaS customer experience and enterprise feedback management software, from 2009 to 2012. Prior to that, Ms. Zheng held multiple executive roles at VMware, Inc. (NYSE: VMW), a software company providing cloud computing and virtualization products and services, including as Vice President of Corporate and Worldwide Marketing, from 2005 to 2008, and Vice President of Global Support Services, from 2004 to 2005. Ms. Zheng currently serves on the Boards of Directors of MeridianLink, Inc. (NYSE: MLNK), a provider of SaaS based products and services that enable financial institutions to streamline digital lending for consumers and businesses, since December 2021; Plantronics, Inc. (n/k/a Poly) (NYSE: POLY), a global communications technology company, since November 2020; and Splashtop, Inc., a remote access and remote support software company, since March 2021. Previously, Ms. Zheng served as a director of Stella Connect Inc., a customer feedback software company, from August 2019 until its acquisition by Medallia in September 2020. She also holds a NACD Directorship Certification from the National Association of Corporate Directors. Ms. Zheng received her B.S. in Materials Science and Engineering from the Massachusetts Institute of Technology and her M.B.A. from the Haas School of Business at the University of California, Berkley.

Starboard intends to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 74,624,033 Shares outstanding, as of November 16, 2021, which is the total number of Shares outstanding as reported in the Issuer's Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission on November 16, 2021.

A.   Starboard V&O Fund

(a)   As of the close of business on February 25, 2022, Starboard V&O Fund beneficially owned 3,716,612 Shares.

Percentage: Approximately 5.0%

(b)   1. Sole power to vote or direct vote: 3,716,612
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,716,612
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.   Starboard S LLC

(a)   As of the close of business on February 25, 2022, Starboard S LLC beneficially owned 542,277 Shares.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 542,277
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 542,277
        4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.   Starboard C LP

(a)   As of the close of business on February 25, 2022, Starboard C LP beneficially owned 330,980 Shares.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 330,980
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 330,980
        4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.   Starboard R LP

(a)   As of close of business on February 25, 2022, Starboard R LP may be deemed the beneficial owner of 330,980 Shares.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 330,980
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 330,980
        4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.   Starboard L Master

(a)   As of the close of business on February 25, 2022, Starboard L Master beneficially owned 230,140 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 230,140
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 230,140
       4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.   Starboard L GP

(a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 230,140 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 230,140
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 230,140
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.   Starboard R GP

(a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 330,980 Shares owned by Starboard C LP and (ii) 230,140 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 561,120
       2. Shared power to vote or direct vote: 0
       3. Sole power to dispose or direct the disposition: 561,120
       4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.   Starboard X Master

(a)   As of the close of business on February 25, 2022, Starboard X Master beneficially owned 858,289 Shares.

Percentage: Approximately 1.2%

(b)   1. Sole power to vote or direct vote: 858,289
         2. Shared power to vote or direct vote: 0
         3. Sole power to dispose or direct the disposition: 858,289
         4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.   Starboard Value LP

(a)   As of the close of business on February 25, 2022, 686,702 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

         Percentage: Approximately 8.5%

(b)   1. Sole power to vote or direct vote: 6,365,000
         2. Shared power to vote or direct vote: 0
         3. Sole power to dispose or direct the disposition: 6,365,000
         4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.   Starboard Value GP

(a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

         Percentage: Approximately 8.5%

(b)   1. Sole power to vote or direct vote: 6,365,000
         2. Shared power to vote or direct vote: 0
         3. Sole power to dispose or direct the disposition: 6,365,000
         4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

K.   Principal Co

(a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)   1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)   Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

L.   Principal GP

(a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)   1. Sole power to vote or direct vote: 6,365,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,365,000
4. Shared power to dispose or direct the disposition: 0

(c)   Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference

M.   Messrs. Smith and Feld

(a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,716,612 Shares owned by Starboard V&O Fund, (ii) 542,277 Shares owned by Starboard S LLC, (iii) 330,980 Shares owned by Starboard C LP, (iv) 230,140 Shares owned by Starboard L Master, (v) 858,289 Shares owned by Starboard X Master and (vi) 686,702 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,365,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,365,000

(c) None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

N. Mr. McCormack

(a) As of the close of business on February 25, 2022, Mr. McCormack did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Mr. McCormack has not entered into any transactions in the Shares during the past sixty days.

O. Ms. Pegueros

(a) As of the close of business on February 25, 2022, Ms. Pegueros did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Ms. Pegueros has not entered into any transactions in the Shares during the past sixty days.

P. Ms. Zheng

(a) As of the close of business on February 25, 2022, Ms. Zheng beneficially owned 3,000 Shares held directly by the Winthrop Alan White and Yael Zheng Revocable Trust, of which she is a co-trustee with her spouse.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,000
3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,000

(c)   The transactions in the Shares by Ms. Zheng during the past sixty days are set forth on Schedule B and is incorporated herein by reference.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 24, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Letter Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the Solicitation. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.   <u>Material to be Filed as Exhibits</u>.

99.1   Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, John R. McCormack, Vanessa Pegueros and Yael Zheng, dated February 24, 2022.

99.2   Form of Indemnification Letter Agreement.

99.2   Form of Compensation Letter Agreement.

99.4   Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY
S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY
C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
          Name: Jeffrey C. Smith
          Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A.
Feld, John R. McCormack, Vanessa Pegueros and
Yael Zheng

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada
Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America
Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD			
Purchase of Common Stock	11,380	33.8841	01/04/2022
Purchase of Common Stock	11,380	33.8841	01/04/2022
Purchase of Common Stock	31,295	32.6218	01/05/2022
Purchase of Common Stock	31,295	32.6218	01/05/2022
Purchase of Common Stock	17,916	32.8205	01/10/2022
Purchase of Common Stock	17,916	32.8205	01/10/2022
Purchase of Common Stock	10,534	33.7259	01/11/2022
Purchase of Common Stock	10,534	33.7259	01/11/2022
Purchase of Common Stock	9,958	33.3858	01/12/2022
Purchase of Common Stock	9,957	33.3858	01/12/2022
Purchase of Common Stock	25,605	33.1161	01/13/2022
Purchase of Common Stock	25,605	33.1161	01/13/2022
Purchase of Common Stock	14,225	28.8468	01/25/2022
Purchase of Common Stock	14,225	28.8468	01/25/2022
Purchase of Common Stock	29,554	28.2676	01/26/2022
Purchase of Common Stock	29,554	28.2676	01/26/2022
Purchase of Common Stock	20,521	28.5068	01/26/2022
Purchase of Common Stock	20,521	28.5068	01/26/2022
Purchase of Common Stock	85,350	27.0625	01/27/2022
Purchase of Common Stock	85,350	27.0625	01/27/2022
Purchase of Common Stock	28,450	25.8125	01/28/2022
Purchase of Common Stock	28,450	25.8125	01/28/2022
Purchase of Common Stock	44,025	27.2980	02/02/2022
Purchase of Common Stock	44,025	27.2980	02/02/2022
Purchase of Common Stock	22,013	26.0397	02/03/2022
Purchase of Common Stock	22,012	26.0397	02/03/2022
Purchase of Common Stock	29,401	25.6069	02/04/2022
Purchase of Common Stock	29,400	25.6069	02/04/2022
Purchase of Common Stock	132,310	26.0943	02/04/2022
Purchase of Common Stock	132,310	26.0943	02/04/2022
Purchase of Common Stock	25,165	26.9077	02/07/2022
Purchase of Common Stock	25,165	26.9077	02/07/2022
Purchase of Common Stock	5,518	27.0549	02/07/2022
Purchase of Common Stock	5,518	27.0549	02/07/2022
Purchase of Common Stock	20,859	27.0771	02/08/2022
Purchase of Common Stock	20,860	27.0771	02/08/2022
Purchase of Common Stock	4,109	27.0050	02/08/2022
Purchase of Common Stock	4,109	27.0050	02/08/2022
Purchase of Common Stock	83,381	28.7932	02/10/2022
Purchase of Common Stock	83,381	28.7932	02/10/2022
Purchase of Common Stock	88,011	28.5063	02/11/2022

Purchase of Common Stock	88,010	28.5063	02/11/2022
Purchase of Common Stock	60,896	29.1330	02/14/2022
Purchase of Common Stock	60,897	29.1330	02/14/2022
Purchase of Common Stock	14,455	29.6615	02/14/2022
Purchase of Common Stock	14,455	29.6615	02/14/2022
Purchase of Common Stock	40,856	29.0742	02/15/2022
Purchase of Common Stock	40,856	29.0742	02/15/2022
Purchase of Common Stock	5,224	28.9700	02/15/2022
Purchase of Common Stock	5,224	28.9700	02/15/2022
Purchase of Common Stock	77,961	28.6969	02/16/2022
Purchase of Common Stock	77,961	28.6969	02/16/2022
Purchase of Common Stock	24,830	27.3366	02/17/2022
Purchase of Common Stock	24,830	27.3366	02/17/2022
Purchase of Common Stock	52,830	25.3634	02/18/2022
Exercise of Forward Contract	71,750	37.2815	02/22/2022
Purchase of Common Stock	18,432	24.7366	02/22/2022
Purchase of Common Stock	18,432	24.7366	02/22/2022
Purchase of Common Stock	101,098	24.7621	02/22/2022
Purchase of Common Stock	101,098	24.7621	02/22/2022
Purchase of Common Stock	53,778	23.5831	02/23/2022
Purchase of Common Stock	53,778	23.5831	02/23/2022
Purchase of Common Stock	77,777	23.4766	02/24/2022
Purchase of Common Stock	77,777	23.4766	02/24/2022
Purchase of Common Stock	265,265	18.3248	02/25/2022
Purchase of Common Stock	265,265	18.3248	02/25/2022
Purchase of Common Stock	315,865	18.0381	02/25/2022
Purchase of Common Stock	315,865	18.0381	02/25/2022

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	3,440	33.8841	01/04/2022
Purchase of Common Stock	9,460	32.6218	01/05/2022
Purchase of Common Stock	5,416	32.8205	01/10/2022
Purchase of Common Stock	3,184	33.7259	01/11/2022
Purchase of Common Stock	3,010	33.3858	01/12/2022
Purchase of Common Stock	7,740	33.1161	01/13/2022
Purchase of Common Stock	4,300	28.8468	01/25/2022
Purchase of Common Stock	8,934	28.2676	01/26/2022
Purchase of Common Stock	6,203	28.5068	01/26/2022
Purchase of Common Stock	25,800	27.0625	01/27/2022
Purchase of Common Stock	8,600	25.8125	01/28/2022
Purchase of Common Stock	12,750	27.2980	02/02/2022
Purchase of Common Stock	6,375	26.0397	02/03/2022
Purchase of Common Stock	8,515	25.6069	02/04/2022
Purchase of Common Stock	38,318	26.0943	02/04/2022
Purchase of Common Stock	7,288	26.9077	02/07/2022
Purchase of Common Stock	1,598	27.0549	02/07/2022
Purchase of Common Stock	6,041	27.0771	02/08/2022
Purchase of Common Stock	1,190	27.0050	02/08/2022
Purchase of Common Stock	24,148	28.7932	02/10/2022
Purchase of Common Stock	25,489	28.5063	02/11/2022

Purchase of Common Stock	17,636	29.1330	02/14/2022
Purchase of Common Stock	4,186	29.6615	02/14/2022
Purchase of Common Stock	11,833	29.0742	02/15/2022
Purchase of Common Stock	1,513	28.9700	02/15/2022
Purchase of Common Stock	22,578	28.6969	02/16/2022
Purchase of Common Stock	7,191	27.3366	02/17/2022
Purchase of Common Stock	7,650	25.3634	02/18/2022
Exercise of Forward Contract	10,875	37.2815	02/22/2022
Purchase of Common Stock	5,338	24.7366	02/22/2022
Purchase of Common Stock	29,279	24.7621	02/22/2022
Purchase of Common Stock	15,574	23.5831	02/23/2022
Purchase of Common Stock	22,525	23.4766	02/24/2022
Purchase of Common Stock	76,823	18.3248	02/25/2022
Purchase of Common Stock	91,477	18.0381	02/25/2022

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,080	33.8841	01/04/2022
Purchase of Common Stock	5,720	32.6218	01/05/2022
Purchase of Common Stock	3,275	32.8205	01/10/2022
Purchase of Common Stock	1,925	33.7259	01/11/2022
Purchase of Common Stock	1,820	33.3858	01/12/2022
Purchase of Common Stock	4,680	33.1161	01/13/2022
Purchase of Common Stock	2,600	28.8468	01/25/2022
Purchase of Common Stock	5,402	28.2676	01/26/2022
Purchase of Common Stock	3,751	28.5068	01/26/2022
Purchase of Common Stock	15,600	27.0625	01/27/2022
Purchase of Common Stock	5,200	25.8125	01/28/2022
Purchase of Common Stock	7,800	27.2980	02/02/2022
Purchase of Common Stock	3,900	26.0397	02/03/2022
Purchase of Common Stock	5,209	25.6069	02/04/2022
Purchase of Common Stock	23,441	26.0943	02/04/2022
Purchase of Common Stock	4,459	26.9077	02/07/2022
Purchase of Common Stock	977	27.0549	02/07/2022
Purchase of Common Stock	3,696	27.0771	02/08/2022
Purchase of Common Stock	728	27.0050	02/08/2022
Purchase of Common Stock	14,773	28.7932	02/10/2022
Purchase of Common Stock	15,593	28.5063	02/11/2022
Purchase of Common Stock	10,789	29.1330	02/14/2022
Purchase of Common Stock	2,561	29.6615	02/14/2022
Purchase of Common Stock	7,239	29.0742	02/15/2022
Purchase of Common Stock	926	28.9700	02/15/2022
Purchase of Common Stock	13,812	28.6969	02/16/2022
Purchase of Common Stock	4,399	27.3366	02/17/2022
Purchase of Common Stock	4,680	25.3634	02/18/2022
Exercise of Forward Contract	6,500	37.2815	02/22/2022
Purchase of Common Stock	3,265	24.7366	02/22/2022
Purchase of Common Stock	17,912	24.7621	02/22/2022
Purchase of Common Stock	9,528	23.5831	02/23/2022
Purchase of Common Stock	13,780	23.4766	02/24/2022
Purchase of Common Stock	46,998	18.3248	02/25/2022

Purchase of Common Stock	55,962	18.0381	02/25/2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	1,480	33.8841	01/04/2022
Purchase of Common Stock	4,070	32.6218	01/05/2022
Purchase of Common Stock	2,330	32.8205	01/10/2022
Purchase of Common Stock	1,370	33.7259	01/11/2022
Purchase of Common Stock	1,295	33.3858	01/12/2022
Purchase of Common Stock	3,330	33.1161	01/13/2022
Purchase of Common Stock	1,850	28.8468	01/25/2022
Purchase of Common Stock	3,843	28.2676	01/26/2022
Purchase of Common Stock	2,669	28.5068	01/26/2022
Purchase of Common Stock	11,100	27.0625	01/27/2022
Purchase of Common Stock	3,700	25.8125	01/28/2022
Purchase of Common Stock	5,400	27.2980	02/02/2022
Purchase of Common Stock	2,700	26.0397	02/03/2022
Purchase of Common Stock	3,606	25.6069	02/04/2022
Purchase of Common Stock	16,229	26.0943	02/04/2022
Purchase of Common Stock	3,087	26.9077	02/07/2022
Purchase of Common Stock	677	27.0549	02/07/2022
Purchase of Common Stock	2,558	27.0771	02/08/2022
Purchase of Common Stock	504	27.0050	02/08/2022
Purchase of Common Stock	10,227	28.7932	02/10/2022
Purchase of Common Stock	10,795	28.5063	02/11/2022
Purchase of Common Stock	7,470	29.1330	02/14/2022
Purchase of Common Stock	1,773	29.6615	02/14/2022
Purchase of Common Stock	5,011	29.0742	02/15/2022
Purchase of Common Stock	641	28.9700	02/15/2022
Purchase of Common Stock	9,563	28.6969	02/16/2022
Purchase of Common Stock	3,045	27.3366	02/17/2022
Purchase of Common Stock	3,240	25.3634	02/18/2022
Exercise of Forward Contract	4,500	37.2815	02/22/2022
Purchase of Common Stock	2,261	24.7366	02/22/2022
Purchase of Common Stock	12,400	24.7621	02/22/2022
Purchase of Common Stock	6,596	23.5831	02/23/2022
Purchase of Common Stock	9,540	23.4766	02/24/2022
Purchase of Common Stock	32,537	18.3248	02/25/2022
Purchase of Common Stock	38,743	18.0381	02/25/2022

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	5,560	33.8841	01/04/2022
Purchase of Common Stock	15,290	32.6218	01/05/2022
Purchase of Common Stock	8,753	32.8205	01/10/2022
Purchase of Common Stock	5,147	33.7259	01/11/2022
Purchase of Common Stock	4,865	33.3858	01/12/2022
Purchase of Common Stock	12,510	33.1161	01/13/2022
Purchase of Common Stock	6,950	28.8468	01/25/2022
Purchase of Common Stock	14,439	28.2676	01/26/2022
Purchase of Common Stock	10,026	28.5068	01/26/2022

Purchase of Common Stock	41,700	27.0625	01/27/2022
Purchase of Common Stock	13,900	25.8125	01/28/2022
Purchase of Common Stock	20,100	27.2980	02/02/2022
Purchase of Common Stock	10,050	26.0397	02/03/2022
Purchase of Common Stock	13,423	25.6069	02/04/2022
Purchase of Common Stock	60,407	26.0943	02/04/2022
Purchase of Common Stock	11,489	26.9077	02/07/2022
Purchase of Common Stock	2,519	27.0549	02/07/2022
Purchase of Common Stock	9,524	27.0771	02/08/2022
Purchase of Common Stock	1,876	27.0050	02/08/2022
Purchase of Common Stock	38,068	28.7932	02/10/2022
Purchase of Common Stock	40,182	28.5063	02/11/2022
Purchase of Common Stock	27,803	29.1330	02/14/2022
Purchase of Common Stock	6,600	29.6615	02/14/2022
Purchase of Common Stock	18,653	29.0742	02/15/2022
Purchase of Common Stock	2,385	28.9700	02/15/2022
Purchase of Common Stock	35,593	28.6969	02/16/2022
Purchase of Common Stock	11,337	27.3366	02/17/2022
Purchase of Common Stock	12,060	25.3634	02/18/2022
Exercise of Forward Contract	17,125	37.2815	02/22/2022
Purchase of Common Stock	8,415	24.7366	02/22/2022
Purchase of Common Stock	46,157	24.7621	02/22/2022
Purchase of Common Stock	24,553	23.5831	02/23/2022
Purchase of Common Stock	35,510	23.4766	02/24/2022
Purchase of Common Stock	121,109	18.3248	02/25/2022
Purchase of Common Stock	144,211	18.0381	02/25/2022

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	4,680	33.8841	01/04/2022
Purchase of Common Stock	12,870	32.6218	01/05/2022
Purchase of Common Stock	7,368	32.8205	01/10/2022
Purchase of Common Stock	4,332	33.7259	01/11/2022
Purchase of Common Stock	4,095	33.3858	01/12/2022
Purchase of Common Stock	10,530	33.1161	01/13/2022
Purchase of Common Stock	5,850	28.8468	01/25/2022
Purchase of Common Stock	12,154	28.2676	01/26/2022
Purchase of Common Stock	8,439	28.5068	01/26/2022
Purchase of Common Stock	35,100	27.0625	01/27/2022
Purchase of Common Stock	11,700	25.8125	01/28/2022
Purchase of Common Stock	15,900	27.2980	02/02/2022
Purchase of Common Stock	7,950	26.0397	02/03/2022
Purchase of Common Stock	10,618	25.6069	02/04/2022
Purchase of Common Stock	47,785	26.0943	02/04/2022
Purchase of Common Stock	9,088	26.9077	02/07/2022
Purchase of Common Stock	1,993	27.0549	02/07/2022
Purchase of Common Stock	7,534	27.0771	02/08/2022
Purchase of Common Stock	1,484	27.0050	02/08/2022
Purchase of Common Stock	30,114	28.7932	02/10/2022
Purchase of Common Stock	31,786	28.5063	02/11/2022

Purchase of Common Stock	21,993	29.1330	02/14/2022
Purchase of Common Stock	5,220	29.6615	02/14/2022
Purchase of Common Stock	14,756	29.0742	02/15/2022
Purchase of Common Stock	1,887	28.9700	02/15/2022
Purchase of Common Stock	28,156	28.6969	02/16/2022
Purchase of Common Stock	8,968	27.3366	02/17/2022
Purchase of Common Stock	9,540	25.3634	02/18/2022
Exercise of Forward Contract	14,250	29.6255	02/22/2022
Purchase of Common Stock	6,657	24.7366	02/22/2022
Purchase of Common Stock	36,512	24.7621	02/22/2022
Purchase of Common Stock	19,422	23.5831	02/23/2022
Purchase of Common Stock	28,091	23.4766	02/24/2022
Purchase of Common Stock	95,803	18.3248	02/25/2022
Purchase of Common Stock	114,077	18.0381	02/25/2022

YAEL ZHENG

Purchase of Common Stock	100	17.9100	02/25/2022
Purchase of Common Stock	5	17.9100	02/25/2022
Purchase of Common Stock	2,895	17.9200	02/25/2022

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of LivePerson, Inc., a Delaware corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), John R. McCormack, Vanessa Pegueros and Yael Zheng wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2022 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 24th day of February 2022 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of John R. McCormack, Vanessa Pegueros and Yael Zheng agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by John R. McCormack, Vanessa Pegueros and Yael Zheng. Each of John R. McCormack, Vanessa Pegueros and Yael Zheng agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through a certain account managed by Starboard Value LP (the "Starboard Value LP Account") based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account on the date hereof.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/she/it deems appropriate, in his/her/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.   In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.   Any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.   Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S
LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
      Name: Jeffrey C. Smith
      Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

/s/ John R. McCormack
JOHN R. MCCORMACK

/s/ Vanessa Pegueros
VANESSA PEGUEROS

/s/ Yael Zheng
YAEL ZHENG

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

February __, 2022

____
____
____

Re: LivePerson, Inc.

Dear _______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of LivePerson, Inc. (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2022 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

ACCEPTED AND AGREED:

_____

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

February __, 2022

_____
_____
_____

Dear _____:

   This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Liveperson, Inc. (the "Company") at the Company's 2022 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

   In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

   The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP, its investment manager

By: _____
Name:
Title:

Accepted and Agreed to:

_____

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of LivePerson, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of February 2022.

/s/ John R. McCormack
JOHN R. MCCORMACK

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of LivePerson, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

6. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

7. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

8. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

9. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

10. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of February 2022.

/s/ Vanessa Pegueros
VANESSA PEGUEROS

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of LivePerson, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 24th day of February 2022.

/s/ Yael Zheng
YAEL ZHENG